

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Andy Wiederhorn
Chief Executive Officer
Fat Brands, Inc
9720 Wilshire Blvd., Suite 500
Beverly Hills, California 90212

      Re: Fat Brands, Inc
          Registration Statement on Form S-1
          Filed June 9, 2020
          File No. 333-239032

Dear Mr. Wiederhorn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Morris at (202) 551-3314 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Allen Sussman, Esq.